UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

Italy House, Euro Park, Yakum 60972, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (Pink Sheets: TAROF)

CONTACT
Roanne Kulakoff
Kekst and Company
(212) 521-4827

FOR IMMEDIATE RELEASE
Hawthorne, NY, September 21, 2010

TARO ANNOUNCES SETTLEMENT WITH SUN

Sun Pharmaceutical Industries Ltd. Acquires Controlling Interest of Taro

Hawthorne, NY, September 21, 2010 - Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) today announced that the Levitt and Moros families have reached an agreement with Sun Pharmaceutical Industries Ltd. and affiliated entities (“Sun”) that facilitates the immediate transfer of their interest in Taro to Sun in accordance with the option agreement previously entered into by the parties in May 2007.  Concurrently, Sun and the members of the current Board of Directors of Taro, including members of the Levitt and Moros families, have entered into a settlement agreement pursuant to which the current members of the Board are resigning, and appointees of Sun will become directors of Taro, effective immediately.

“We are gratified that the Company’s operational and financial turnaround leaves it on strong footing – and, we think, with a bright future ahead,” said Barrie Levitt, M.D., Chairman of Taro, on behalf of the Company’s outgoing Directors. “We are proud of what we have achieved in Taro’s 60 year history, especially in the last three years, and we take heart at the significant value that has been created for our shareholders.  None of Taro’s recent progress would have been possible without the hard work and dedication of our employees, to whom we express our deepest gratitude and thanks.  Finally, we offer our sincere hope that Taro will continue to thrive under the stewardship of its new majority owners,” Dr. Levitt concluded.

About Taro and Sun

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

Taro Pharmaceutical Industries Ltd.

Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. is an international, integrated specialty pharmaceutical company. It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, the U.S., and several other markets across the world.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 23, 2010

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Alexander Cossin
Name: Alexander Cossin
Title: Secretary